                          POWER COMPUTING CORPORATION
                                 2400 S. IH-35
                              AUSTIN, TEXAS 78681


                              September 2, 1997


VIA EDGAR

Ms. Sarah L. Cunningham
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

     Re:  Registration Statement on Form S-1
          Registration No. 333-30309

Dear Ms. Cunningham:


Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Power Computing Corporation, a Delaware corporation (the "Company"), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) as soon as practicable. Since Apple Computer, Inc. is acquiring the Company's core assets, including its license to distribute the MacOS operating system, the Company has decided to terminate the public offering registered by the Registration Statement. No securities included in the Registration Statement have been or will be sold.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or our corporate counsel, John
W. Teets (512-388-6868) or our outside counsel, Jonathan B.
Newton of Baker & McKenzie (214-978-3000).

                                        Very truly yours,

                                        POWER COMPUTING CORPORATION


                                        /s/ Stephen S. Kahng
                                        ---------------------------------------
                                        Stephen S. Kahng, Chairman of the Board
                                        and Chief Executive Officer


cc:  National Association of Securities Dealers, Inc.
     Nasdaq Stock Market
     John W. Teets
     Jeffrey A. Herbst
     Jonathan B. Newton